UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 01, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 03 March 2014
Exhibit No. 2	Publication of Prospectus dated 11 March 2014
Exhibit No. 3	Publication of Prospectus dated 11 March 2014
Exhibit No. 4	Publication of Prospectus dated 11 March 2014
Exhibit No. 5	Publication of Prospectus dated 11 March 2014
Exhibit No. 6	Director/PDMR Shareholding dated 17 March 2014
Exhibit No. 7	Director/PDMR Shareholding dated 18 March 2014
Exhibit No. 8	Additional Listing dated 27 March 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 01, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 01, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

03 March 2014

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 28 February 2014, Barclays PLC's issued share capital consists of 16,350,942,187 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,350,942,187) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

Publication of Prospectus

The following prospectus (the "Prospectus") has been approved by the Commission de Surveillance du Secteur Financier as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

Prospectus, dated 4 March 2014, relating to the issuance of up to SEK 100,000,000 Notes linked to an Equity Index Basket due 7 May 2019 (the "Securities" or the "Notes") (Series: NX000145503)

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DUp-to-SEK-100000000-Notes-linked-to-an-Equity-Index-Basket-due-7-May-2019-Series-NX000145503-PDF-412KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330707434760&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Prospectus.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH offers or solicitations are not permitted by law. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus, electronically or otherwise, to any other person.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 3

Publication of Prospectus

The following prospectus (the "Prospectus") has been approved by the Commission de Surveillance du Secteur Financier as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

Prospectus, dated 28 February 2014, relating to the issuance of up to SEK 100,000,000 Notes linked to an Equity Basket due 7 May 2019 (the "Securities" or the "Notes") Series: NX000145495

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DUp-to-SEK-100000000-Notes-linked-to-an-Equity-Basket-due-7-May-2019-Series-NX000145495-PDF-497KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330707301782&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Prospectus.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH offers or solicitations are not permitted by law. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus, electronically or otherwise, to any other person.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 4

Publication of Prospectus

The following prospectus (the "Prospectus") has been approved by the Commission de Surveillance du Secteur Financier as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

Prospectus, dated 28 February 2014, relating to the issuance of up to SEK 100,000,000 Notes linked to an Equity Basket due 8 May 2017 (the "Securities" or the "Notes") Series: NX000145494

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DUp-to-SEK-100000000-Notes-linked-to-an-Equity-Basket-due-8-May-2017-Series-NX000145494-PDF-497KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330707367352&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Prospectus.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH offers or solicitations are not permitted by law. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus, electronically or otherwise, to any other person.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 5

Publication of Prospectus

The following prospectus (the "Prospectus") has been approved by the Commission de Surveillance du Secteur Financier as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

Prospectus, dated 4 March 2014, relating to the issuance of up to SEK 100,000,000 Notes linked to an Equity Index Basket due 7 May 2019 (the "Securities" or the "Notes") (Series: NX000145507)

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DUp-to-SEK-100000000-Notes-linked-to-an-Equity-Index-Basket-due-7-May-2019-Series-NX000145507-PDF-462KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330707434728&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Prospectus.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH offers or solicitations are not permitted by law. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus, electronically or otherwise, to any other person.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 6

17 March 2014

Barclays PLC ("the Company")

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

The trustee of the Barclays Global Sharepurchase Plan ("Sharepurchase"), which is an all employee share plan in participating countries, informed the Company on 14 March 2014 that, on 13 March 2014 it had purchased, and now held as bare trustee of Sharepurchase, 63 American Depositary Shares* in the Company at a price of $15.77935 per share, for Skip McGee, a Person Discharging Managerial Responsibilities ("PDMR").

*One American Depositary Share is equivalent to four ordinary shares of the Company.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207 116 5752	+44 (0)207 116 4755

Exhibit No. 7

18 March 2014

 Barclays PLC (the "Company")

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R (1)(a)

1.
The trustees of the Barclays Group (PSP) Employees' Benefit Trust and the Barclays Group (ESAS) Employees' Benefit Trust notified the Company on 18 March 2014 that on 17 March 2014 it had resolved to provide or had provided ordinary shares of Barclays PLC with a nominal value of 25p each (the "Shares") to the Directors and Persons Discharging Managerial Responsibilities ("PDMR") of the Company as set out in the table below. The Shares are provided:

(i)
in respect of Share Incentive (Holding Period) Awards made in 2014 and Role Based Pay where Role Based Pay is being paid in Shares in Q1 (the remaining Shares, after tax liabilities were discharged, are now held in a nominee account on behalf of the individuals); and

(ii)	to satisfy awards made under the Barclays Group Share Value Plan, the Barclays Group Executive Share Award Scheme and the Joiners Share Value Plan over the last five years1.

The market price on the date the Shares were provided was 232.59 pence per share.

Director/ PDMR	Shares provided to Director/ PDMR	Shares sold on behalf of Director/PDMR to meet tax liabilities *	Other shares sold on behalf of Director/PDMR
A Jenkins	1,640,226	770,909	0
T Morzaria	463,627	217,905	0
E Bommensath	3,717,071	1,747,033	0
R Hoyt	302,596	142,221	0
T King	1,638,080	844,762	0
R Le Blanc	803,909	377,841	188,501
I McDermott Brown	114,481	53,808	0
S McGee	3,814,485	2,129,249	0
M Roemer	199,907	93,960	0
V Soranno Keating	404,758	191,658	0
A Vaswani	358,493	168,495	0
D West	216,785	101,890	0

* Tax liabilities on the Shares provided were met in cash and the number of Shares actually received by each individual was reduced by the value required to meet those tax liabilities.

2.	The Barclays Nominee notified the Company on 18 March 2014 that on 17 March 2014 it sold ordinary shares of the Company at a price of 231.85 pence per share for the following PDMR:

PDMR	Shares sold
R Le Blanc	650,001

The revised total shareholding for each Director following these transactions is as follows:

Director	Total Beneficial Holding
A Jenkins	3,934,992
T Morzaria	255,722

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207 116 5752	+44 (0) 207 116 4755

1Share Value Plan (SVP)/Joiners Share Value Plan (JSVP)
The SVP was introduced in March 2010. SVP awards are granted to participants over Barclays PLC shares which may typically be released over a period of three years in equal annual tranches dependent on future service and the plan rules. Discretionary dividend equivalent payments may also be made to participants on release of a SVP award. SVP awards are also made to eligible employees for recruitment purposes under schedule 1 to the SVP (JSVP). Since 2013, the shares released to Directors and PDMRs have been subject to a six-month holding period after release.

Executive Share Award Scheme (ESAS)
ESAS is a historical plan and new awards are no longer made under the plan. ESAS awards were granted to participants in the form of provisional allocations of Barclays PLC shares by an independent trustee. The ESAS award must normally be held for at least three years. Subject to the plan rules and trustee discretion, ESAS awards vest after three years, at which point additional bonus shares are awarded to participants. If the participant does not withdraw the award shares until the fifth anniversary of the award date, a further 10% bonus shares may be released. Dividend shares may also be released by the ESAS trustee. All awards are subject to potential forfeiture.

Exhibit No. 8

27 March 2014

Barclays PLC - Additional Listing

Barclays PLC (the Company) confirms the allotment and issue of 9,248,011 ordinary shares of 25 pence each in the Company (the Shares), at a price of 257.19 pence per Share, to shareholders who are participants in the Company's Scrip Dividend Programme (the Programme) in respect of a dividend for the year ending 31 December 2013 payable on 28 March 2014 (the Final Dividend). The Shares issued rank equally with existing issued Ordinary Shares.

Application has been made to the Financial Conduct Authority (FCA) for the Shares to be admitted to the Official List and to the London Stock Exchange for the Shares to be admitted to trading. Dealings in the Shares are expected to commence on 28 March 2014.

In accordance with Listing Rule 9.6.1, copies of the following documents relating to the Programme were submitted to the National Storage Mechanism on 6 June 2013 and are available for inspection at www.Hemscott.com/nsm.do:

• Chairman's letter and Q&A document;
• Terms and Conditions of the Programme; and
• Scrip Dividend Mandate Form.

For further information, please contact:

The Barclays Shareholder Helpline 0871 384 2055* +44 121 415 7004

* Calls cost 8p per minute plus network extras. Lines are open 8.30am to 5.30pm UK time, Mondays to Fridays, excluding UK Public Holidays.